

Xin Wei · 3rd

Founder at DIVE - Soul Matching (Soul First, Photo Later) Social App for young people.

New York, New York, United States · Contact info

500+ connections

DIVE - Soul Matching

Columbia University in the City of New York

Experience

Founder
DIVE - Soul Matching · Full-time
Apr 2021 – Present · 7 mos

Gen Z and future generations care about being authentic and showing their most real, creative and unique inner selves. There is no social media app that matches this need currently. And so we are starting a new platform with the most unique personal space, the subconscious.

We are building this new Instagram for a world of dreamers, who will be connecting over their dream experiences in a Tinder-like UI. This is the new cool social platform for all those that want to connect over the powerful world of their subconscious. Our mobile app en: ...see more

Half Moon Pitch | Meet Similar Souls

Product Manager
IQVIA · Full-time
Mar 2020 – Apr 2021 · 1 yr 2 mos
Sunnyvale, California, United States

CRM product manager
In charge of 3 main components' enhancements
Proficient in Salesforce platform functionality

Product Analyst
Wayfair
May 2019 – Aug 2019 · 4 mos
Greater Boston Area

• Cleaned 100K+ conversational data between sales agents and customers to complete "Topic Analysis Project"
• Analyzed and visualized by using R, Python and SQL to identify the best 6 opportunities and areas that can increase total of $75M revenue per year ...see more

Associate Product Manager
BrainCo · Full-time
May 2017 – Aug 2018 · 1 yr 4 mos
Greater Boston Area

• Developed and owned smart wearable educational software products for 20,000 users from 0 to 1:
• Identified the accurate customers by completing the target customer assessment, competitor analysis report and PRD from conducting customer research, including ...see more

Product Analyst Intern
Greenland Holding Group Company Limited · Internship
Jan 2016 – Aug 2016 · 8 mos
中国 上海市区

• Cleaned and analyzed daily customer visiting data to find the $5M opportunity to increase the turnover ratio while reducing marketing expenses by 50% (saving approximately $2.8M)
• Launched a new project of implementing an international VR viewing project for potential customers by working closely with engineering and design functions ...see more

LA Residencial Commercial Project...

LA Residencial Commercial Project...

Education

Columbia University in the City of New York

Columbia University in the City of New York
Master of Science - MS, Business
2018 – 2020
Activities and Societies: Columbia University Chinese Student & Scholar Association Vice President • Managed 60+ students to negotiate with 150+ companies on recruiting and sponsoring 30+ events on campus • Led team to hold Columbia International Student Career Fair and Prospect Conference with 20K participants

Penn State University
Bachelor's Degree, Marketing, 3.6
2014 – 2017
Activities and Societies: Superk (Student Union for Perk) Feel Your Balls (Testicular Cancer Club) Theater Club

Superk (Student Union for Perk) University Park, PA
Vice president 02/2016-Present
• Made the connection between local business and student groups.
• Hold business sponsorship events.
• Hold "We are the world" international food festival, having over 1000 students get involved.

Feel Your Balls (Testicular Cancer Club) University Park, PA
Vice president 02/2015-Present
• Spreaded awareness of testicular cancer by holding different on campus events
• Worked to launch a start-up student volunteer nonprofit organization, including doing websites and designing logos and t-shirts

Belmont high school

Volunteer experience

Producer
No Exit 2.0 Theater
Nov 2019 – Mar 2020 • 5 mos

• Managed the operation of the show including assessing the financial statements, maintaining close relationship with sponsoring companies, facilitating with tech and site and supervising marketing department
• Wrote 90 minutes play by shaping the raw material into effective script and recruited casting directors and actors

Volunteer
International Volunteer HQ
Jun 2014 – Sep 2014 • 4 mos
Children

I spent 30 days in a small village in Thailand teaching local middle school students Chinese and English. It was a great experience, feels like you actually realize your value in that mountain village. It also feels so nice to help people for their real needs. I will go back again if I have any chance.